SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒       Form 40-F       ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐       No       ☒

Announcement  |  Lisbon  |  10 March 2015

Material facts disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the Material facts disclosed by Oi, S.A. related to the notice of Shareholders Meeting and management proposal, according to the company’s announcements attached hereto.

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Chairman of the Board of Directors of Oi S.A. (the “Company”), in accordance with the decision of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”), which conditioned the granting of the waivers requested by the Company in connection with the exchange and option to purchase shares contemplated in the Exchange Agreement and Option Agreement, dated as of September 8, 2014, by and among Portugal Telecom International Finance B.V., PT Portugal, SGPS, S.A., Portugal Telecom, SGPS, S.A., Telemar Participações S.A. and the Company, to the approval of these agreements by the general shareholders’ meeting of the Company, hereby calls its shareholders to assemble in an Extraordinary General Shareholders’ Meeting, to be held on March 26, 2015, at 2:30 p.m., at the Company’s headquarters, located at Rua do Lavradio, no. 71, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, to consider the agenda, which will entitle each common share and preferred share the right to vote.

AGENDA:

1.              Discuss the approval of the terms and conditions of (i) the Exchange Agreement; and (ii) the Option Agreement; both entered into by Portugal Telecom International Finance B.V., PT Portugal SGPS, S.A., Portugal Telecom, SGPS, S.A., Telemar Participações S.A. and the Company.

GENERAL INSTRUCTIONS:

1. The documentation and information relating to the item to be discussed in the Extraordinary General Shareholders’ Meeting are available for examination by Company’s shareholders at the Company’s headquarters and on its investor relations website (www.oi.com.br/ri), as well as through the website of the CVM (www.cvm.gov.br), in accordance with CVM Instruction No. 481/09.

2. Shareholders wishing to personally participate or be represented by an attorney-in-fact in the Extraordinary General Shareholders’ Meeting must deliver the following documents to the Company’s Corporate M&A Department, located at Rua Humberto de

Campos No. 425, 5th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m., at least two business days before the Meeting takes place: (i) for legal entities: notarized copies of the legal entity’s Articles of Incorporation, Bylaws or Articles of Association, minutes recording the election of its Board of Directors (if one exists) and minutes recording the election of its Executive Officers that include the election of the legal representative(s) that will be present at the Meeting; (ii) for individual persons: notarized copies of the shareholder’s identification and Brazilian taxpayer’s registry (CPF) documents; and (iii) for investment funds: notarized copies of the fund’s regulations and the Bylaws or Articles of Association of the fund’s manager, as well as minutes recording the election of the legal representative(s) that will be present at the Meeting. In addition to the documents listed in items (i), (ii) and (iii) above, as the case may be, if a shareholder is being represented by an attorney-in-fact, a notarized power of attorney, conferring special powers, must also be delivered, as well as notarized copies of the identity documents and minutes recording the election of the legal representative(s) who signed the power of attorney, as well the identification and Brazilian taxpayer’s registry (CPF) documents of the person(s) acting as proxy. These measures are intended to expedite the process of registration of the shareholders present at the Meeting.

3. Shareholders whose shares are registered with Stock Exchange’s Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting must present a statement of share ownership, issued by their custodian, dated at least two business days prior to this Meeting.

Rio de Janeiro, March 9, 2015.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Management Proposal to be submitted for approval at the General Extraordinary Shareholders’ Meeting to be held on March 26, 2015, in accordance with the terms of CVM Instruction No. 481/09.

Dear Shareholders:

The management of Oi S.A. (the “Company” or “Oi”) presents its Shareholders the proposal concerning the item on the Agenda for the General Extraordinary Shareholders’ meeting to be held on March 26, 2015, at 2:30 p.m., at Rua do Lavradio No. 71, Centro, Rio de Janeiro/RJ, in accordance with the Call Notice published on this date (the “Meeting”) and discloses the following:

(i) Discuss the approval of the terms and conditions of (i) the Exchange Agreement; and (ii) the Option Agreement; both entered into by Portugal Telecom International Finance B.V., PT Portugal SGPS, S.A., Portugal Telecom, SGPS, S.A., Telemar Participações S.A. and the Company.

The share exchange operation (herein referred to as the “Exchange”) and option to purchase shares (herein referred to as the “Option”) entered into between the Company and Portugal Telecom SGPS S.A. (“PT SGPS”) were widely and publicly disclosed in Material Facts dated July 15, 23 and 28, September 8 and November 10, 2014, as well as in other communications released by the Company.

In general terms, within the context of the operation to unite the activities and businesses of Oi and PT SGPS as announced in Material Facts dated October 2, 2013 and February 20, 2014, the Company carried out a capital increase (the “Oi Capital Increase”) through a public offer of common and preferred shares issued by Oi (the “Offer”), which was fully paid-in with cash and assets, PT SGPS contributing its own assets to pay-in a portion, which comprised almost the entirety of the assets and investments held by PT SGPS, with the exception of assets either directly or indirectly connected to Oi or Contax (the “PT Assets”).

On June 30, 2014, after the settlement and closing of the Offer and the contribution of the

PT Assets to Oi, which occurred on May 5, 2014, the Company became aware, through the disclosure of a statement by PT SGPS, that the PT Assets included financial investments of PT SGPS in securities issued by Rio Forte Investments, S.A. (“Rio Forte”) in a total amount of €897 million (the “Securities”), despite the fact that the financial statements disclosed by PT SGPS did not refer to such investments and that such investments did not meet, for example, the requirements for risk diversification or resource allocation disclosed by PT SGPS in the explanatory notes to its financial statements.

Rio Forte is a Luxembourg company holding investments of the Espírito Santo Group in property, tourism, agriculture, health and energy sectors, which came to require protection from creditors and, subsequently, declared bankruptcy in the Luxembourg courts.

Since the disclosure of this statement by PT SGPS on June 30, 2014, the Company has been evaluating solutions to the disagreements generated by the investment of PT SGPS in Rio Forte.

As a result of this situation, the Company’s management determined that it must act rapidly in order to eliminate, to the extent possible, effects arising from this investment in Securities and their transference to Oi.

Since the date of this disclosure by PT SGPS, the Company has evaluated two possible alternatives:  negotiation and litigation.  The litigation route, despite the Company’s strong legal case, may put the Company in an uncertain and unstable situation, in terms of the timeframe and outcome of the case, which is typical for judicial proceedings, especially for highly complex cases.  On the other hand, the alternative of negotiating appears faster and clearer, because, in addition to ensuring a solution to disagreements, it also makes possible the continued implementation of operations to combine the companies’ shareholder bases.

To this end, the Company negotiated with PT SGPS, seeking solutions to the effects on the Company of the investments in Rio Forte, which were transferred to Oi as part of the Oi Capital Increase carried out months before.

On July 15, 2014, a Memorandum of Understanding was agreed to, as disclosed in the Material Fact published on the same date.  The structure set forth in the Memorandum of Understanding envisions the carrying out of the Exchange between two subsidiaries of Oi, PT Portugal, SGPS, S.A. and Portugal Telecom International Finance B.V. (the “Oi Subsidiaries”), and PT SGPS, through which PT SGPS will transfer to the Oi Subsidiaries shares issued by Oi and, in return, will receive the Securities.  In connection with the

Exchange, it was agreed that the Option will be granted to PT SGPS, within the terms and conditions described below.

On July 28, 2014, Oi and PT SGPS agreed to the definitive terms of these transactions pursuant to agreements (the “Definitive Agreements”) entered into, on one side, by PT SGPS and, on the other side, by the Oi Subsidiaries, Oi and Telemar Participações S.A. (“TmarPart”) , which are presented in annexes to this Management Proposal (“Annexes 1 and 2”).

The terms agreed to provide for an exchange in which the Oi Subsidiaries will deliver to PT SGPS the Securities at their face value of €897 million and in return PT SGPS will deliver to the Oi Subsidiaries 47,434,872 common shares and 94,869,744 preferred shares issued by Oi.

The Exchange Agreement further establishes that, after completion of the Exchange, Oi, TmarPart and the Oi Subsidiaries will grant a discharge to PT SGPS and members of its management with respect to the financial investments in the Securities and their subsequent contribution to Oi in the Oi Capital Increase, including the express waiver by Oi, TmarPart and the Oi Subsidiaries of any possible right to file a claim or demand compensation (with the express exception being counterclaims against PT SGPS) in regards to the Securities and the contribution of such to Oi in the Oi Capital Increase, as well as in regards to omissions or incomplete information specifically related to the Securities, their status and the risks involved.  PT SGPS, in turn, will carry out the Exchange and grant a discharge to Oi, TmarPart, the Oi Subsidiaries and the members of each of their managements with respect to the transfer of the Securities.

It was also agreed that the Oi Subsidiaries will grant to PT SGPS an option to purchase shares issued by Oi in the same number and type as the exchanged shares, in accordance with the following terms and conditions:

(i)                                    Shares Subject to the Option:  the shares subject to the Option are the equivalent in number and type as the exchanged shares, noting that, after the completion of the proposed merger of shares between Oi and TmarPart, the shares subject to Option will come to refer to the shares of TmarPart that will be issued in substitution of the exchanged shares held by PT SGPS.  The number of shares subject to the Option will be adjusted to reflect changes arising from reverse share splits and share splits;

(ii)                                 Term:  6 (six) years, observing that the right of PT SGPS to exercise its Option with respect to shares subject to the Option will be reduced in accordance with the percentages indicated in the table below:

Date of Reduction	% of shares subject to the Option that will annually no longer be subject to the Option
From the 1st anniversary of the Closing Date	10.0%
From the 2nd anniversary of the Closing Date	18.0%
From the 3rd anniversary of the Closing Date	18.0%
From the 4th anniversary of the Closing Date	18.0%
From the 5th anniversary of the Closing Date	18.0%
From the 6th anniversary of the Closing Date	18.0%

(iii)                              Exercise Price:  R$18.529 per preferred share and R$20.104 per common share, already taking into account the effects of the reverse share split approved in the General Shareholders’ Meeting of Oi held on November 18, 2014, and, as the case may be, R$20.104 per common share issued by TmarPart.  Amounts provided herein will be adjusted by variation in the CDI rate plus 1.5% per year, calculated pro rata temporis, from the date of the completion of the Exchange until the effective date of payment during each period, be it total or partial, for the Option.  The exercise price of the Option must be paid in whole, in cash.

If PT Portugal, PTIF and/or any other subsidiary of Oi does not have a sufficient number of shares subject to the Option available in their treasury to deliver to PT SGPS, the Option may be settled financially, through the payment in cash by the Oi Subsidiaries of an amount equivalent to the difference between (1) the market price of the shares subject to the Option as of the working day prior to exercise of the Option and (2) the respective exercise price corresponding to such shares.

While the Option is in effect, PT SGPS may not acquire shares representing the capital of Oi or TmarPart, directly or indirectly, through any means other than exercising the Option. PT SGPS may not cede or transfer the Option, nor may it grant any rights arising from the Option, including guarantees, without the consent of Oi.  If PT SGPS issues, directly or indirectly, derivatives that are indexed or linked to shares representing the capital of Oi or TmarPart, financial resources, direct or indirect, accrued from such operations must immediately be utilized to acquire shares subject to the Option.

Oi may terminate the Option if (i) the bylaws of PT SGPS come to be voluntarily amended in a form that suppresses or alters the provision that limits voting rights to 10% of totality of votes corresponding to capital stock of PT SGPS; (ii) PT SGPS comes to be a competitor of Oi; or (iii) PT SGPS violates certain obligations assumed in the Option Agreement (i.e., the limitation on the purchase shares in Oi or TmarPart only through the exercise of rights under the Option; the limitation on the transference of the Option and creation or granting of any rights arising from the Option without the prior consent of Oi; the commitment to immediately use any financial resources obtained from the monetization of the Option to acquire shares in TmarPart through the exercise of the Option).

The other conditions of the Exchange and Option are described in the respective agreements annexed to this Management Proposal.

The Definitive Agreements, in conjunction with other signed documentation, also provide, subject to the approval at the general meetings of the respective shareholders, that (i) TmarPart’s controlling shareholder structure will be simplified by means of a corporate reorganization of the various companies holding direct and indirect interests in TmarPart, through which, among other effects, PT SGPS will come to directly hold shares issued by Oi corresponding to its indirect interests in TmarPart; (ii) a limitation on voting rights specific to PT SGPS of 7.5% is established; and (iii) all shares representing the capital stock of Oi will be merged into TmarPart, common and preferred shares Oi being exchanged for common shares representing the capital stock of TmarPart, Oi becoming an wholly-owned subsidiary of TmarPart.

The terms and conditions of the Definitive Agreements were approved by the Board of Directors of PT SGPS on July 28, 2014 and by the Board of Directors of Oi on September 8, 2014, having also been approved at a shareholders’ meeting of PT SGPS held on September 8, 2014.  On the same date, the Definitive Agreements were entered into by the parties, with CVM approval as a condition precedent to the completion of the Exchange and the grant of the Option.  The negotiation of terms regarding the Exchange and Option occurred in a strictly independent manner between Oi and PT SGPS and the decision making processes of the Company’s governing bodies was not influenced by and free of participation of PT SGPS and its representatives.

Since these transactions involve shares held in Oi’s treasury, the implementation of the Exchange and Option transactions were submitted for CVM authorization in order to obtain waivers concerning:  (a) the receipt of the exchanged shares by the Oi Subsidiaries; (b) holding shares issued by Oi (and, after the merger of shares, of TmarPart) in treasury and in a quantity equivalent to maximum number of shares exchanged; and (c) the granting by the Oi Subsidiaries of the option to purchase shares in favor of PT SGPS, in a quantity equivalent to the maximum number of shares exchanged.

In a meeting held on March 4, 2015, the Joint Committee of the CVM approved the Company’s requests for waivers within the context of the agreements reached with PT SGPS, such waivers being conditioned on (i) approval of the agreements by the Company’s shareholders’ meeting; and (ii) the concession of voting rights to holders of preferred shares at this shareholders’ meeting.  The Joint Committee restates the need to observe item 1 of article 115 of Law No. 6,404/1976, especially in transactions dealing with related parties.

In compliance with the terms of the decision reached by the Joint Committee of the CVM, at the Company’s shareholders’ meeting, in conjunction with the holders of common shares, holders of preferred shares in the Company will also have the right to vote.

The Company’s management considers the Exchange and Option the solution that best and most swiftly suits the interests of the Company and its shareholders, since they address the subject without leaving the Company subject to the uncertainties and risks involved in possible litigation, especially in terms of timeframe and costs, notwithstanding the legal strength of Oi’s position in this case.  In addition, in the event of litigation, while being involved in judicial proceedings against PT SGPS, the Company would also be obligated to manage collections related to the Securities, which are, and until the possible implementation of the Exchange, would be, its property, which will impose new costs and demand management’s time.

On the other hand, the Exchange and Option transactions will:  (i) permit the Company to dispose of the Securities, (ii) permit the possibility of the Company’s recovering cash through the future sale of swapped shares, and (iii) allow for the elimination of the dilutive effect caused by the contribution of the Securities in the capital increase given that, once the Exchange is completed, the voting and economic interest in the Company of the Company’s shareholders will increase proportionally with the number of the shares exchanged.

As a result, the Company believes that, within the context of the transaction, the benefits obtained by Oi greatly outweigh the burden imposed by granting the Option to purchase shares.  In accordance and in light of the Joint Committee’s approval of the waivers requested by the Company on the condition of obtaining authorizations for the operations at the shareholders’ meetings, the Company’s management finds it crucial for the

Exchange and Option to be approved by the shareholders, allowing a definitive solution to the disagreements and risks arising from the investments in Rio Forte.

We clarify that since the Exchange and Option will be entered into with PT SGPS, which holds relevant interests in the Company and its controlling shareholder TmarPart, attached to this Management Proposal, we present information required by article 8 of CVM Instruction No. 481/09 with respect to the operations (“Annex 3”).

Rio de Janeiro, March 10, 2015.

Chairman of the Board of Directors

Oi S.A.

Attachment 1 to the Management Proposal of Oi S.A. to the Extraordinary
General Meeting convened for March 26, 2015

This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

EXCHANGE AGREEMENT, AND OTHER COVENANTS

AMONG

PORTUGAL TELECOM INTERNATIONAL FINANCE B.V.

PT PORTUGAL SGPS, S.A.

AND

PORTUGAL TELECOM, SGPS S.A.

AND, FURTHER,

OI S.A.

AND

TELEMAR PARTICIPAÇÕES S.A.

DATED SEPTEMBER 8, 2014.

EXCHANGE AGREEMENT, AND OTHER COVENANTS

By this instrument, the parties:

on the one side,

1.                                      PORTUGAL TELECOM INTERNATIONAL FINANCE B.V., a company incorporated under and governed by the laws of the Netherlands, headquartered in Amsterdam, the Netherlands, and with principal offices in Naritaweg 165, 1043 BW Amsterdam, the Netherlands, registered with the Amsterdam Chamber of Commerce under n.º 34108060, duly represented for the purposes hereof pursuant to its Bylaws (“PT Finance”);

2.                                      PT PORTUGAL SGPS, S.A., a Portuguese corporation (sociedade anónima), headquartered at Avenida Fontes Pereira de Melo, n.º 40, in the district of São Jorge de Arroios, Lisbon, registered as a legal entity under n.º 507690737, with a capital stock of EUR 3,450,000,000.00 (three billion four hundred and fifty million Euros), duly represented for the purposes hereof pursuant to its Bylaws (“PT Holding”);

and on the other,

3.                                      PORTUGAL TELECOM, SGPS S.A., a publicly held corporation governed by Portuguese law (sociedade aberta de direito português), headquartered at Avenida Fontes Pereira de Melo, n.º 40, in the district of São Jorge de Arroios, Lisbon, registered as a legal entity under n.º 503215058, with a capital stock of EUR 26,895,375 (twenty-six million, eight hundred ninety-five thousand, three hundred seventy-five Euros), duly represented for the purposes hereof pursuant to its Bylaws (“PT SGPS”);(1)

and, further,

4.                                      OI S.A., a Brazilian corporation (sociedade por ações) headquartered in the City and State of Rio de Janeiro, at Rua do Lavradio nº. 71, 2nd floor, Center, registered with the CNPJ/MF under n°. 76.535.764/0001-43, duly represented for the purposes hereof pursuant to its Bylaws (“Oi”); and

5.                                      TELEMAR PARTICIPAÇÕES S.A., a publicly held company (companhia aberta) headquartered at Praia de Botafogo nº. 300, 11th floor, room 1101 (part), Botafogo, City of Rio de Janeiro, RJ, registered with the CNPJ/MF under n.º 02.107.946/0001-87,

(1)  PT SGPS may, at its exclusive discretion, substitute for itself a company in which it holds a stake representing at least 99% of the voting and total share capital (a “PT SGPS Subsidiary”), and must remain jointly and severally responsible with such PT SGPS Subsidiary for the obligations assumed in this Agreement.

duly represented for the purposes hereof pursuant to its Bylaws (“Telemar Participações” or “CorpCo”);

the parties described above shall also be referred to herein, individually, a “Party,” or together, the “Parties;” and

WHEREAS:

(i)                                     On July 15, 2014, Oi and PT SGPS executed a Memorandum of Understanding (the “MOU”) establishing the principles, terms and conditions for the adjustments needed to fully implement the ongoing transaction involving the combination of the activities and businesses of PT SGPS and Oi;

(ii)                                  As one of the steps in such business combination, on May 5, 2014, PT SGPS contributed all of its operational activities, through the subscription for shares issued by Oi through the contribution of all of the shares issued by PT Holding in the context of Oi’s capital increase on April 28, 2014 (the “Oi Capital Increase”);

(iii)                               As described in the MOU, PT SGPS, PT Finance and PT Holding intend to exchange 474,348,720 (four hundred seventy-four million, three hundred forty-eight thousand, seven hundred and twenty) common shares (“AON”) and 948,697,440 (nine hundred and forty-eight million, six hundred ninety-seven thousand, four hundred and forty) preferred shares issued by Oi (“APN” and, together with the AON, the “Exchange Shares”), all free and clear of any and all liens, claims, options, rights of preference, charges and any other encumbrances of a judicial or extrajudicial nature (“Encumbrances”), held directly by PT SGPS, for securities issued by Rio Forte Investments, S.A. (“Rio Forte”) in the total principal amount of €897,000,000.00 (eight hundred ninety-seven million Euros) (the “Securities”), held by PT Finance and PT Holding, which Securities were contributed to Oi in the context of the Oi Capital Increase (“Exchange Assets” and “Exchange”, respectively), under the terms and conditions established in this instrument;

the Parties RESOLVE to execute this Exchange Agreement, and Other Covenants (the “Agreement”), which will be governed by the provisions described below:

CLAUSE 1

EXCHANGE

1.1                               Exchange.  Subject to satisfaction of the Condition Precedent and the other terms and conditions established in this Agreement, PT Finance, PT Holding and PT SGPS undertake to effect, at the Closing Date, the Exchange, irrevocably and irreversibly, without return, of the Exchange Shares held by PT SGPS for the Securities held by PT Finance and PT Holding, in which:

(i)                                      PT Finance shall transfer Securities and all the rights associated therewith that it holds in the total principal amount of €697,000,000.00 (six hundred ninety-seven million Euros) to PT SGPS and, in exchange, shall receive 368,585,349 AONs and 737,170,698 APNs, free and clear of any Encumbrance; and

(ii)                                   PT Holding shall transfer Securities and all the rights associated therewith that it holds in the total principal amount of €200,000,000.00 (two hundred million Euros) to PT SGPS and, in exchange, shall receive 105,763,371 AONs and 211,526,742 APNs, free and clear of any Encumbrance.

1.2                               Transfer of the Exchange Assets.  Subject to satisfaction of the Condition Precedent and the other terms and conditions established in this Agreement, PT SGPS, PT Finance, PT Holding and Oi hereby undertake to perform, on the Closing Date, all actions needed to record the transfer (i) of the Exchange Shares to PT Finance and PT Holding and (ii) of the Securities to PT SGPS, as described in Clause 1.1 above.

1.2.1                     Oi, PT Finance and PT Holding shall cooperate with PT SGPS in relation to the full exercise of its rights relating to collecting on the Securities.  Until the Securities are transferred to PT SGPS, PT SGPS shall be responsible for instructing Oi on any measures that, in the event of a default on the Securities, shall be taken by Oi, PT Finance and PT Holding (in each case subject to the agreement of these companies), in conjunction or individually, to preserve the rights to collect on the Securities, or to make any decision in respect of any debt restructuring proposed by Rio Forte or by its administrators.  PT SGPS irrevocably and irreversibly undertakes to hold Oi, PT Finance and PT Holding, as well as their administrators, harmless against any harm, loss or damage arising directly or indirectly from any measures, of any nature, taken to collect on or renegotiate the Securities at PT SGPS’s instructions.  In the absence of instructions from PT SGPS, any and all action taken in good faith by Oi, PT Finance and PT Holding with the purpose of preserving creditor’s rights on the Securities shall be reported immediately to PT SGPS and the costs entailed assumed by PT SGPS as set forth below, as applicable.  When the Securities are transferred to PT SGPS, it shall assume and reimburse PT Finance and PT Holding for such documented costs as they may have incurred to collect on and/or renegotiate the Securities.

1.2.2                      Notwithstanding anything to the contrary in Clause 1.2.1 above, Oi, PT Finance and PT Holding shall cooperate and provide all the documentary support requested by PT SGPS for taking all measures necessary to collect on the credits represented by the Securities.

CLAUSE 2

CONDITION PRECEDENT AND CLOSING

2.1.                            Condition Precedent.  The Parties acknowledge that they shall only be bound to proceed with the Closing (as defined in Clause 2.2 below) if the authorization of the Comissão de Valores Mobiliários (“CVM”) is duly obtained for (a) the receipt of the Exchange Shares by PT Finance and PT Holding; (b) the maintenance in treasury of shares issued by Oi (and, after the merger of Oi shares into CorpCo, by CorpCo), in a volume equivalent to the maximum number of Exchange Shares; and (c) the grant of the call option by Oi, PT Finance, PT Holding and CorpCo in favor of PT SGPS, in a volume equivalent to the maximum number of Exchange Shares, in accordance with the terms of the Call Option Agreement and Other Covenants executed by Oi, PT Finance, PT Holding, CorpCo and PT SGPS on the date hereof (the “Condition Precedent”).

2.1.1                      If the Condition Precedent is not satisfied by March 31, 2015, no Party shall have any obligation to proceed with the Closing, under the terms set forth herein, and any of the Parties shall have the right to, at its exclusive discretion, unilaterally terminate this Agreement, and all of its terms and conditions, by means of written notice sent to the other Parties in this regard, in observance of Clause 8.1 below.

2.2                               Closing.  Within 3 (three) business days as from the date on which the Condition Precedent is satisfied, the Parties shall effect the Exchange pursuant to Clause 1 (the “Closing”).  The date on which the Exchange is effected is hereinafter referred to as the “Closing Date.”

CLAUSE 3

REPRESENTATIONS AND WARRANTIES

3.1                               Representations and Warranties of PT SGPS.  PT SGPS hereby represents and warrants to Oi, PT Finance, PT Holding and CorpCo that (i) PT SGPS is on the date hereof and shall be on the Closing Date, the sole and legitimate owner and holder of all of the Exchange Shares, and all that they represent; (ii) the Exchange Shares are free and clear of any Encumbrance or restriction of any nature that would impede or limit their alienation, except as provided in the Shareholders’ Agreements for Oi and CorpCo filed at the headquarters of such companies; and (iii) PT SGPS has obtained all the authorizations needed to execute this Agreement, including approval of the transactions provided for in this Agreement by the Board of Directors of PT SGPS and, thereafter, by the general shareholders’ meeting of PT SGPS.

3.2                               Oi’s Representations and Warranties.  Oi, PT Finance, PT Holding and CorpCo hereby represent and warrant to PT SGPS that Oi, CorpCo, PT Finance and PT Holding have obtained all the approvals needed to execute this Agreement, including (i) the approval, with Bratel Brasil S.A.’s abstention from the vote, of the transactions provided for in this Agreement at a prior meeting (reunião prévia) of the shareholders of Telemar Participações, under the terms of the Telemar Participações Shareholders’ Agreement executed by Andrade Gutierrez S.A., BNDES Participações S.A. — BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais - FUNCEF, Fundação Petrobras de Seguridade Social — PETROS, LF Tel, Bratel Brasil, Telemar Participações and PT SGPS, dated April 25, 2008, as amended on January 25,

2011 and on February 19, 2014 (the “Telemar Participações Shareholders’ Agreement”); and (ii) the approval of the transactions provided for in this Agreement by the Board of Directors of Oi.

3.2.1                      For the avoidance of doubt, Oi, PT Finance and PT Holding shall take no responsibility, in any way or by any means, or at any time, for the existence, formalization, validity, solvency of the issuer, any guarantors, or even for the existence of liens, restrictions or any other Encumbrances on the Securities either existing prior to or on the date of their contribution to Oi’s capital stock, or at any time, including after such date, except the Encumbrances voluntarily constituted by PT Finance or PT Holding as from July 15, 2014, and no responsibility stemming, directly or indirectly, from holding and preserving the Securities, or from transferring such Securities pursuant to the Exchange, shall be imputed to them.

CLAUSE 4

INDEMNIFICATION

4.1                               Indemnification by PT SGPS.  If PT SGPS breaches any of its representations, warranties, commitments or obligations as established in this Agreement, PT SGPS agrees to indemnify, defend and hold Oi, PT Finance, PT Holding and/or CorpCo harmless against any damages or restrictions of rights suffered by them, resulting or arising from such breach.  Without limiting the provisions of Clause 5 below, and subject to Closing, PT SGPS shall further hold Oi, PT Finance, PT Holding and/or CorpCo harmless and defend them against any loss (including costs, interest and penalties, as well as reasonable legal fees) or liability (together, “Loss”) of any kind arising, directly or indirectly, from holding the Securities and their transfer pursuant to the Exchange.

4.2                               Indemnification by Oi, PT Finance, PT Holding and CorpCo.  If Oi, PT Finance, PT Holding and/or CorpCo breach any of their respective representations, warranties, commitments or obligations as established in this Agreement, Oi, PT Finance, PT Holding and/or CorpCo agree to indemnify, defend and hold PT SGPS harmless against any damages or restrictions of rights suffered by PT SGPS, resulting or arising from such breach.  Subject to Closing, Oi and CorpCo shall further hold PT SGPS harmless and defend it against any Loss of any kind arising, directly or indirectly, from PT SGPS’s contingent or absolute tax or anti-trust obligations in relation to the assets contributed in the Oi Capital Increase and from PT SGPS’s management activities, with reference to acts or triggering events occurring on or prior to May 5, 2014, including those disclosed in the data room in preparation for the Global Offering, reported in the Global Offering documentation, including the obligations contemplated by or arising from the agreements referred to in the Global Offering documentation, but expressly excluding any obligation to indemnify for any Losses incurred by PT SGPS as a result of the financial investments in the Securities and the acquisition of the Securities pursuant to the Exchange.

4.3                               Indemnification Procedure.  For the purposes of this Clause 4, the Party claiming indemnification for Losses (the “Indemnifiable Party”), including due to a claim issued by a governmental authority or a third party that could constitute an indemnifiable Loss (a “Third-Party Claim”), shall notify in writing the Party responsible for the indemnification (the “Indemnifying Party”) with respect to such claim or Third-Party Claim.  In the event of a Third-Party Claim, the notice shall be given within the first 1/3 (third) of the legal period for presenting a defense or possible motion against such claim (“Defense”), provided however that if the legal period for Defense is 5 (five) days or less, such notice shall be given within the first half of the legal period for the Defense.  The Indemnifying Party shall assume the Defense of the Third-Party Claim, appointing lawyers of its choice, bearing all the costs arising therefrom, and shall provide the necessary guarantees (or shall replace any such guarantee already provided by the Indemnifiable Party) to present or assume the Defense.  The Indemnifiable Party shall provide such information and documents as the Indemnifying Party reasonably requests for conducting the Defense.  The Indemnifiable Party shall also have the right monitor the progress of the Third-Party Claim, at its own expense and cost, and such Indemnifiable Party shall also be entitled to appoint its own counsel to accompany the defense conducted by the Indemnifying Party.  Subject to Closing, the Indemnifying Party shall immediately assume the defense of any Third-Party Claims brought against the Indemnified Party that could generate Losses for which the Indemnifying Party is responsible in accordance with this Clause 4, and the Indemnifying Party shall assume the related costs and arrange for the replacement of any guarantees provided hitherto by the Indemnified Party in the context of the applicable Defense.  The indemnification for Losses provided for in this Clause shall be paid within 10 (ten) days of the receipt by the Indemnifying Party of the notice from the Indemnifiable Party of the documents evidencing the Loss incurred, including from any final decision, not subject to appeal, relating to the Loss, as applicable.

CLAUSE 5

RELEASE

5.1                               Release.  Subject to the Closing, in the form set forth herein, PT Finance, PT Holding, CorpCo and Oi grant a, upon completion of the Exchange, full, irreducible, general and irrevocable release to PT SGPS, and to the administrators of PT SGPS, in relation to the making of the financial investments in the Securities and their subsequent contribution to Oi in the context of the Oi Capital Increase, acknowledging that they have nothing to claim in the present, past or future in this respect, on any grounds, including omissions or incomplete information relating specifically to the Securities, their situation and the risks involved, subject only to the provisions of Clause 5.2.1.

5.2                               Waiver of PT Finance, PT Holding, CorpCo and Oi.  Subject to the Closing and notwithstanding the provisions of Clause 8.4, PT Finance, PT Holding, CorpCo and Oi expressly and definitively waive any right to suit, claim, annulment, specific performance, of giving, doing or not doing, redress or indemnification (with the express and exclusive exception of the right of recourse against PT SGPS under the terms of Clause 5.2.1 below), before any jurisdiction, arbitral tribunal or in the context of any other proceeding, by reason of any acts, facts, omissions or matters relating exclusively to the making of the financial investments in the Securities and of their contribution to Oi’s share capital, as well as by reason of representations, warranties, information or omissions of information (or, generally, relating to the adequacy and completeness of the information disclosed), relating specifically to the Securities, their situation and the risks involved.

5.2.1 The release and the waiver granted in Clauses 5.1 and 5.2 above shall not impair the right of recourse (direito de regresso) of PT Finance, PT Holding, CorpCo or Oi against PT SGPS.  If any judicial, arbitral or administrative action of any nature is brought against PT Finance, PT Holding, CorpCo or Oi in connection with the making of the financial investments in the Securities and their contribution to Oi’s share capital, as well as in connection with any representations, warranties, information or omissions of information (or, generally, relating to the adequacy and completeness of the information disclosed), PT Finance, PT Holding, CorpCo and Oi undertake to immediately inform PT SGPS thereof and to defend again any such proceedings in a diligent manner.  PT SGPS, should it so desire, may, at its own expense, appoint a lawyer to monitor the proceeding.  The defenses of Oi, CorpCo, PT Finance and/or PT Holding, in such proceedings, shall not contain an impleader (denunciação da lide).  Accordingly, the parties acknowledge that the absence of a presentation of an impleader in such proceedings shall not preclude PT Finance, PT Holding, Oi and/or CorpCo from pursuing the related rights of recourse against PT SGPS, to litigate the right of recourse to recover the total amount of any adverse awards or decisions, costs and expenses any of them incur, after any adverse awards or decisions in such proceedings become final and not subject to appeal.  For the avoidance of doubt, except only for any measure required to suspend the judicial or extrajudicial statute of limitations, no other measure of recourse shall be taken before such adverse decisions are final and not subject to appeal.

5.2.2    For the avoidance of doubt, the waiver granted in Clause 5.2 covers any action or claim against PT SGPS and its administrators.

5.3                               Release.  Subject to Closing, in the form set forth herein, PT SGPS grants a full, irreducible, general and irrevocable release to PT Finance, PT Holding, Oi and CorpCo, and to their respective administrators, in relation to the transfer of the Securities pursuant to the Exchange that is the subject of this Agreement, acknowledging that it has nothing to claim in the present, past or future on any grounds in that respect.

CLAUSE 6

RESCISSION

6.1                               This Agreement shall be automatically rescinded, without need of judicial or extrajudicial notice, only in the case where there is a final judicial decision, not subject to appeal, that would prevent the Closing.

CLAUSE 7

TERMINATION

7.1                               This Agreement may be unilaterally terminated by PT SGPS and/or Oi and CorpCo if the Closing does not occur by March 31, 2015, for any reason, including, but not limited to, if the Condition Precedent is not satisfied by such date.

7.2                               Without prejudice to the exercise of all legal measures to which they are entitled, if the Closing fails to occur due to an act or omission by one of the Parties, the innocent Party may at its discretion claim specific performance of the obligation left unfulfilled by the other Party and, consequently, consummation of the Closing.

7.3                               If a judicial, arbitral or administrative order that hinders the performance of this Agreement is handed down, the Parties undertake to, in good faith, and at their respective expense, take all measures to protect the Agreement and its performance in accordance with its terms, toward eliminating, in the shortest possible period, all the effects of such order.

7.3.1                      Once the effects of the judicial, arbitral or administrative order have been eliminated, the Parties shall fulfill in full their obligations as set forth in this Agreement, without suspension or alteration, in faithful observance of the periods set forth contractually.

7.4                               The provisions regarding conflict resolution set forth in Clause 9 shall survive termination of this Agreement.

CLAUSE 8

MISCELLANEOUS

8.1                               Any communication, notice or subpoena relating to this Agreement, including notice of arbitration, shall be deemed delivered when received by the other Party (i) by registered mail, through a reputable courier company, at the time of effective receipt at the address(es) indicated below, (ii) at the time delivered, if delivered by hand, or (iii) on the date of confirmation of receipt of transmission issued by a fax machine, when faxed, as applicable, to the addresses and telephone/fax numbers shown below (or any other address or telephone/fax number as may be indicated by a Party, in writing, to the other Parties):

To Oi, PT Finance or PT Holding:

Attention: Bayard De Paoli Gontijo

Address: Rua Humberto de Campos, n.º 425, 8º andar, Leblon, CEP 22430-190, Rio de Janeiro, RJ, Brasil

Telephone: +55 21 3131-2972

Fax: +55 21 3131-1155

Flavio Nicolay Guimarães

Address: Rua Humberto de Campos, n.º 425, 7º andar, Leblon, CEP 22430-190, Rio de Janeiro, RJ, Brasil

Telephone: +55 21 3131-2227

Fax: +55 21 3131-1383

With copy to:

Eurico de Jesus Teles Neto

Address: Rua Humberto de Campos, n.º 425, 8º andar, Leblon, CEP 22430-190, Rio de Janeiro, RJ, Brasil

Telephone: +55 21 3131-1207

Fax: +55 21 3131-1155

To PT SGPS:

Attention: Secretaria Geral

Avenida Fontes Pereira de Melo nº. 40, freguesia de São Jorge de Arroios, Concelho de Lisboa, Portugal

To Telemar Participações:

Attention: Sr. Fernando Magalhães Portella

Praia de Botafogo nº. 300, sala 1101, Botafogo, Rio de Janeiro, RJ, Brasil

8.1.1                      Any Party may change the address to which notice shall be sent by written notice to the other contracting Parties in accordance with this Clause 8, it being however specified that for the purposes of this provision, the notice shall be deemed to have been received only upon acknowledgement of receipt by each of the other Parties.

8.2                               The main purpose of this Agreement is to establish the terms and conditions of a common agreement between the Parties, and in no circumstance shall it be interpreted as an acknowledgment of any act, measure or omission, by either of the Parties or any of their administrators which may be deemed contrary to applicable law or any contractual obligation.

8.3                               This Agreement contains the entire agreement and understanding in respect of the object of this instrument among the contracting Parties, and specifically replaces any prior understanding of the Parties regarding the object of this instrument, except for the Share Subscription Agreement signed on February 19, 2014.

8.4                               The Parties expressly agree that, for so long as this Agreement is in effect, and until the Closing or until this Agreement is rescinded or terminated, as applicable, no Party shall bring any judicial, extrajudicial or arbitral measure in any jurisdiction at any time against the other Party or any of its administrators (both current and in office at the time of the relevant events) in relation to the Oi Capital Increase, the Share Subscription Agreement signed on February 19, 2014, the transfer of the Securities in the context of such Oi Capital Increase, and/or the Securities other than actions required to maintain and preserve their respective rights.

8.5                               Prior to and as a condition to the execution of this Agreement, the following were approved at a prior meeting (reunião prévia) of the shareholders of CorpCo, pursuant to the terms of the Telemar Participações Shareholders’ Agreement (i) if feasible, the listing of CorpCo on the Bovespa, the NYSE and Euronext Lisbon, so as to allow the implementation of an alternative structure for integrating the shareholder bases of PT SGPS and CorpCo after the merger of shares of Oi into CorpCo not covered by the Exchange provided for in this Agreement; (ii) the amendment of CorpCo’s bylaws to include a limitation of 7.5% (seven and a half percent) of the voting rights applicable to (I) PT SGPS, and (II) any shareholder that, due to any future integration of the shareholder bases of CorpCo and PT SGPS, comes to hold a stake in excess of 15% (fifteen percent) of CorpCo’s total share capital, excluding the shares of CorpCo previously held by such shareholder or that come to be acquired by other means; and (iii) amendments to the deadlines and other provisions of the amendments to the shareholders’ agreements, the temporary voting agreement and the terms for termination of the shareholders’ agreements, all signed on February 19, 2014.

8.6                               This Agreement may only be amended, replaced, cancelled, renewed or extended and its terms may only be waived through a written instrument signed by all Parties or, in the case of a waiver, by the Party waiving the respective right.  No waiver, termination or release of this Agreement, or of any of its terms or provisions, shall be binding upon any of the contracting Parties unless confirmed in writing.  Any delay in exercising a right, power or privilege provided for in this Agreement shall not be deemed a waiver of such right, power or recourse; nor shall the total or partial waiver of any right, power, recourse or privilege preclude any other subsequent exercise of such right, recourse, power or privilege.

8.7                               This Agreement shall be binding upon and benefit the Parties and their respective permitted successors.  This Agreement (and the rights and obligations provided for herein) may not be assigned by any Party without the prior written consent of the other Parties.

8.8                               If any term or provision of this Agreement is declared void, invalid or ineffective, the Parties shall negotiate in good faith to replace the invalidated provisions with others that reflect, to the extent possible, their initial intentions.

8.9                               The Parties shall bear their respective direct and indirect expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the matters set forth herein.

8.9.1                      Notwithstanding the other provisions in this Agreement, all taxes incident to the transactions contemplated by this Agreement and any capital gain (collectively, the “Taxes”), shall be the responsibility of the Party to which the obligation is imposed by law, and such Party shall present any and all returns and other documents relating to the Taxes for which it is responsible.

8.10                        The Parties acknowledge and agree that all the terms and conditions established in this Agreement shall be subject to specific performance, as provided for in the Brazilian Code of Civil Procedure.

8.11                        The Parties further acknowledge that this Agreement constitutes an extrajudicial enforcement instrument (título executivo extrajudicial), under the terms of article 585, II, of the Brazilian Code of Civil Procedure.

8.12                        This Agreement as signed is irrevocable and irreversible, and constitutes legal, valid and binding obligations, which shall be binding upon and benefit, the contracting Parties and their respective successors.

8.13                        The Parties undertake to respect the confidentiality of the information contained in this Agreement that qualifies as confidential information, and shall disclose the terms pertaining to the transactions that are the subject of this Agreement strictly to the extent necessary to fulfill legal or regulatory requirements to which the Parties are subject.  The terms of any notice of a material fact, notice to the market or press release to be disclosed by the Parties and/or their controlled companies regarding the execution of this Agreement shall be submitted to the others in advance by each Party.

8.14                        This Agreement shall be governed by and interpreted in accordance with the laws of the Federative Republic of Brazil.

CLAUSE 9

CONFLICT RESOLUTION

9.1                               The Parties shall make an effort to resolve amicably and by consensus any controversy of any nature related directly or indirectly to this Agreement involving any of the Parties (“Conflict”).

9.2                               If, after discussing for a period of 10 (ten) Business Days, the Parties fail to reach an amicable solution and consensus in relation to the Conflict, then such Conflict shall be settled by arbitration, to be conducted before and administered by the Câmara de Arbitragem da Câmara de Comércio Brasil-Canadá (the “Chamber”).

9.3                               The arbitration shall be conducted in accordance with the Chamber’s procedural standards in effect at the time of the arbitration.

9.4                               The arbitration shall be administered by an arbitral tribunal consisting of three arbitrators, it being specified that the chair of the tribunal shall be registered with the Ordem dos Advogados do Brasil (the “Arbitral Tribunal”).

9.4.1                      Each Party Involved will appoint one arbitrator.  If there is more than one claimant, the claimants shall appoint a single arbitrator by mutual agreement; similarly, if there is more than one respondent, the respondents shall appoint a single arbitrator by mutual agreement.  The third arbitrator, who will preside over the Arbitral Tribunal, will be selected by mutual agreement of the arbitrators appointed by the Parties Involved and/or as set forth in the regulations of the arbitral chamber.

9.4.2                      Any omission, refusal, dispute, doubt and disagreement with respect to the appointment of the arbitrators by the Parties Involved or to the choice of the third arbitrator shall be settled by the Chamber.

9.4.3                      The procedures provided for in this Clause shall also apply when replacing an arbitrator.

9.5                               The arbitration shall take place in the City of Rio de Janeiro, in the State of Rio de Janeiro, and the Arbitral Tribunal may, with cause, decide to carry out certain specific actions in different locations.

9.5.1                      The arbitration shall be conducted in Portuguese.

9.5.2                      The arbitration shall follow the rules of law (de direito), applying the rules and principles of the legal system of the Federative Republic of Brazil.

9.5.3                      The arbitration shall have a term of 6 (six) months, which period may be extended for cause by the Arbitral Tribunal.

9.5.4                      The arbitration will be confidential.

9.6                               The Arbitral Tribunal shall allocate between the Parties, in accordance with criteria of succumbency (sucumbência), reasonability and proportionality, the payment and reimbursement of (i) any fees and other amounts due, paid or reimbursed to the Chamber, (ii) any fees and other amounts due, paid or reimbursed to the arbitrators, (iii) any fees and other amounts due, paid or reimbursed to the experts, translators, interpreters, stenographers and any other assistants as may have been appointed by the Arbitral Tribunal, (iv) any fees in succumbency and expenses of the lawyers and experts hired by the parties, to be reasonably established by the Arbitral Tribunal based on the receipts presented by the parties;  (v) any reasonable travel expenses and fees of assistants or technical witnesses; and (vi) any damages for litigation in bad faith.  The Arbitral Tribunal shall not condemn any of the Parties Involved to pay or reimburse contractual fees based on the success of the demand (ad exitum).

9.7                               Arbitral awards shall be final and binding, neither requiring judicial ratification nor admitting any appeal, except for requests for correction (pedidos de correção) and requests for clarification to the Arbitral Tribunal as provided for under art. 30 of Law nº 9.307/96 and any annulment action based on art. 32 of Law nº 9.307/96.

9.8                               Before the Arbitral Tribunal is seated, any of the Parties Involved may petition the Courts for preliminary injunctions and advance relief, although any such petition shall not affect the existence, validity and efficacy of this arbitration clause, nor represent a waiver of the obligation to submit the Conflict to arbitration.  After the Arbitral Tribunal is seated, any petitions for preliminary injunctions or advance relief shall be directed to the Arbitral Tribunal.

9.9                               For the purposes of (i) preliminary injunctions and advance relief before the Arbitral Tribunal is seated, (ii) enforcement of the decisions of the Arbitral Tribunal, including the final award and any partial award, (iii) any annulment action based on art. 32 of Law nº 9.307/96, and (iv) any Conflicts which, under Brazilian law cannot be settled through arbitration, the Forum of the Judicial District of Central Rio de Janeiro is elected as the sole jurisdiction, waiving all others, however special or privileged they may be.

IN WITNESS WHEREOF, the Parties cause 5 (five) originals of this Agreement, of equal substance and form, to be signed before 2 (two) witnesses.

Rio de Janeiro, September 8, 2014.

(Signature pages to follow)

EXCHANGE AGREEMENT, AND OTHER COVENANTS ENTERED INTO AMONG PORTUGAL TELECOM INTERNATIONAL FINANCE B.V., PT PORTUGAL SGPS, S.A., PORTUGAL TELECOM, SGPS, S.A., OI S.A. AND TELEMAR PARTICIPAÇÕES S.A., ON SEPTEMBER 8, 2014.

SIGNATURE PAGE 1/7

PORTUGAL TELECOM INTERNATIONAL FINANCE B.V.

Name:
Title:

EXCHANGE AGREEMENT, AND OTHER COVENANTS ENTERED INTO AMONG PORTUGAL TELECOM INTERNATIONAL FINANCE B.V., PT PORTUGAL SGPS, S.A., PORTUGAL TELECOM, SGPS, S.A., OI S.A. AND TELEMAR PARTICIPAÇÕES S.A., ON SEPTEMBER 8, 2014.

SIGNATURE PAGE 2/7

PORTUGAL TELECOM INTERNATIONAL FINANCE B.V.

Name:
Title:

EXCHANGE AGREEMENT, AND OTHER COVENANTS ENTERED INTO AMONG PORTUGAL TELECOM INTERNATIONAL FINANCE B.V., PT PORTUGAL SGPS, S.A., PORTUGAL TELECOM, SGPS, S.A., OI S.A. AND TELEMAR PARTICIPAÇÕES S.A., ON SEPTEMBER 8, 2014.

SIGNATURE PAGE 3/7

PORTUGAL SGPS, S.A.

Name:
Title:

EXCHANGE AGREEMENT, AND OTHER COVENANTS ENTERED INTO AMONG PORTUGAL TELECOM INTERNATIONAL FINANCE B.V., PT PORTUGAL SGPS, S.A., PORTUGAL TELECOM, SGPS, S.A., OI S.A. AND TELEMAR PARTICIPAÇÕES S.A., ON SEPTEMBER 8, 2014.

SIGNATURE PAGE 4/7

PORTUGAL TELECOM SGPS S.A.

Name:	Name:
Title:	Title:

EXCHANGE AGREEMENT, AND OTHER COVENANTS ENTERED INTO AMONG PORTUGAL TELECOM INTERNATIONAL FINANCE B.V., PT PORTUGAL SGPS, S.A., PORTUGAL TELECOM, SGPS, S.A., OI S.A. AND TELEMAR PARTICIPAÇÕES S.A., ON SEPTEMBER 8, 2014.

SIGNATURE PAGE 5/7

OI S.A.

Name:	Name:
Title:	Title:

EXCHANGE AGREEMENT, AND OTHER COVENANTS ENTERED INTO AMONG PORTUGAL TELECOM INTERNATIONAL FINANCE B.V., PT PORTUGAL SGPS, S.A., PORTUGAL TELECOM, SGPS, S.A., OI S.A. AND TELEMAR PARTICIPAÇÕES S.A., ON SEPTEMBER 8, 2014.

SIGNATURE PAGE 6/7

TELEMAR PARTICIPAÇÕES S.A.

Name:	Name:
Title:	Title:

EXCHANGE AGREEMENT, AND OTHER COVENANTS ENTERED INTO AMONG PORTUGAL TELECOM INTERNATIONAL FINANCE B.V., PT PORTUGAL SGPS, S.A., PORTUGAL TELECOM, SGPS, S.A., OI S.A. AND TELEMAR PARTICIPAÇÕES S.A., ON SEPTEMBER 8, 2014.

SIGNATURE PAGE 7/7

Witnesses:

Name:	Name:
CPF:	CPF:

Attachment 2 to the Management Proposal of Oi S.A. to the Extraordinary General Meeting convened for March 26, 2015

This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

CALL OPTION AGREEMENT, AND OTHER COVENANTS

AMONG

PORTUGAL TELECOM INTERNATIONAL FINANCE B.V.

PT PORTUGAL SGPS, S.A.

AND

PORTUGAL TELECOM, SGPS S.A.

AND, FURTHER,

TELEMAR PARTICIPAÇÕES S.A.

AND

OI S.A.

DATED SEPTEMBER 8, 2014.

SHARE CALL OPTION AGREEMENT,

AND OTHER COVENANTS

By this instrument, the parties:

on the one side,

6.                                      PORTUGAL TELECOM INTERNATIONAL FINANCE B.V., a company incorporated under and governed by the laws of the Netherlands, headquartered in Amsterdam, the Netherlands, and with principal offices in Naritaweg 165, 1043 BW Amsterdam, the Netherlands, registered with the Amsterdam Chamber of Commerce under n.º 34108060, duly represented for the purposes hereof pursuant to its Bylaws (“PT Finance”);

7.                                      PT PORTUGAL SGPS, S.A., a Portuguese corporation (sociedade anónima), headquartered at Avenida Fontes Pereira de Melo, n.º 40, in the district of São Jorge de Arroios, Lisbon, registered as a legal entity under n.º 507690737, with a capital stock of EUR 3,450,000,000.00 (three billion four hundred and fifty million Euros), duly represented for the purposes hereof pursuant to its Bylaws (“PT Holding” and together with PT Finance, the “Oi Controlled Entities”);

and on the other,

8.                                      PORTUGAL TELECOM, SGPS S.A., a publicly held corporation governed by Portuguese law (sociedade aberta de direito português), headquartered at Avenida Fontes Pereira de Melo, n.º 40, in the district of São Jorge de Arroios, Lisbon, registered as a legal entity under n.º 503215058, with a capital stock of EUR 26,895,375 (twenty-six million, eight hundred ninety-five thousand, three hundred seventy-five Euros), duly represented for the purposes hereof pursuant to its Bylaws (“PT SGPS”);

and, further,

9.                                      OI S.A., a Brazilian corporation (sociedade por ações) headquartered in the City and State of Rio de Janeiro, at Rua do Lavradio nº. 71, 2nd floor, Center, registered with the CNPJ/MF under n°. 76.535.764/0001-43, duly represented for the purposes hereof pursuant to its Bylaws (“Oi”); and

10.                               TELEMAR PARTICIPAÇÕES S.A., a publicly held company (companhia aberta) headquartered at Praia de Botafogo nº. 300, 11th floor, room 1101 (part), Botafogo, City of Rio de Janeiro, RJ, registered with the CNPJ/MF under n.º 02.107.946/0001-87, duly represented for the purposes hereof pursuant to its Bylaws (“Telemar Participações” or “CorpCo”);

the parties described above shall also be referred to herein, individually, a “Party,” or together, the “Parties;” and

WHEREAS:

(iv)                              On July 15, 2014, Oi and PT SGPS executed a Memorandum of Understanding (the “MOU”) establishing the conditions to fully implement the ongoing transaction involving the combination of the activities and businesses of PT SGPS and Oi;

(v)                                 Pursuant to the MOU, the Oi Controlled Entities will grant to PT SGPS an irrevocable, irreversible, personal and non-transferrable, in any way, call option to purchase shares issued by Oi (or by CorpCo, after the implementation of the merger of Oi shares into CorpCo in the context of the Transaction), under the terms and conditions established in this instrument, the Parties RESOLVE to execute this Call Option Agreement, and Other Covenants (the “Agreement”), which will be governed by the provisions described below:

CLAUSE 1

SHARE CALL OPTION

1.1.                            Call Option.  Subject to the condition subsequent established in Clause 2, the Oi Controlled Entities (the “Grantors of the Option”) hereby grant at the date hereof to PT SGPS an irrevocable, irreversible, personal and non-transferrable, in any way, call optionto acquire the Option Shares, as defined in Clause 1.1.1 below (the “Call Option”).

1.1.1.  For the purposes of this Agreement, the “Option Shares” shall correspond, in aggregate, to 1,423,046,160 (one billion, four hundred twenty-three million, forty-six thousand, one hundred and sixty) shares issued by Oi, including 474,348,720 (four hundred seventy-four million, three hundred forty-eight thousand, seven hundred and twenty) common shares (“AON”) and 948,697,440 (nine hundred and forty-eight million, six hundred ninety-seven thousand, four hundred and forty) preferred shares issued by Oi (“APN”), held by each of the Oi Controlled Entities in the proportions indicated in Annex 1.1.1, provided, that once Oi shall have merged into CorpCo in the context of the Transaction (the “Merger of Shares”), the term “Option Shares” shall refer to 1,348,193,932 (one billion, three hundred forty-eight million, one hundred ninety-three thousand, nine hundred and thirty-two) common shares issued by CorpCo.  Oi (and, after the Merger of Shares, CorpCo) may, subject to legal and regulatory restrictions, freely use the shares held in treasury.  The number of Option Shares and the Exercise Price, as defined below, shall be adjusted to reflect any changes arising from share splits and reverse splits of shares issued by Oi or CorpCo, as applicable, as well as to reflect any distributions paid in shares, if such distributions result in a dilution of the Option Shares in relation to the shareholder base of Oi or CorpCo.  For the avoidance of doubt, the number of Option Shares and the Exercise Price shall not be adjusted to reflect dividends paid in shares which, pursuant to their characteristics, provide a return to Oi or CorpCo shareholders, through the issuance of redeemable shares, if such shares are simultaneously redeemed for the amount corresponding to such return.

1.2.                            Period and Procedure for Exercising the Call Option.  Subject to Clauses 1.2.1 through 1.2.5 below, PT SGPS may exercise the Call Option in whole or in part, in a single act or in distinct acts, at any time between the date hereof and the 6th (sixth) anniversary of the Call Option Effective Date, as defined in Clause 2.1., by means of written communication delivered to any of the Oi Controlled Entities in accordance with Clause 5 below (“Exercise Notice”), which shall contain an express representation from PT SGPS that none of the events set forth in paragraphs (i) through (iii) of Clause 1.10 have occurred or shall have occurred at the Option Shares Transfer Date.  The date of delivery of any Exercise Notice shall hereinafter be referred to as an “Exercise Date.”

1.2.1. The number of Option Shares shall be reduced annually in accordance with the schedule and percentages presented in the table below (“Exclusion”), if such Option Shares subject to Exclusion have not already been acquired by reason of the exercise of the Call Option:

Date of Reduction	% of the original number of Option Shares that annually cease to be subject to the Call Option
As of the 1st anniversary of the Call Option Effective Date	10.0%
As of the 2nd anniversary of the Call Option Effective Date	18.0%
As of the 3rd anniversary of the Call Option Effective Date	18.0%
As of the 4th anniversary of the Call Option Effective Date	18.0%
As of the 5th anniversary of the Call Option Effective Date	18.0%
As of the 6th anniversary of the Call Option Effective Date	18.0%

1.3.                            Date, Time and Place for the Transfer of the Option Shares.  PT Finance and/or PT Holding shall transfer, together or individually, to PT SGPS, the number of Option Shares indicated in the Exercise Notice at the corporate headquarters of Oi (or CorpCo, as applicable), at 1:00 p.m. on the 3rd (third) Business Day following the Exercise Date (“Option Shares Transfer Date”).

1.3.1.                   For the purposes of this Agreement, the term “Business Day” means any day other than a Saturday, Sunday, national holiday or other day on which the commercial banks are required to or may close, without undertaking banking activities and transactions in the City of São Paulo, State of São Paulo or the City of Rio de Janeiro, State of Rio de Janeiro.

1.4.                            Exercise Price of the Call Option.  The price of exercise of the Call Option shall be R$1.8529 per APN and R$2.0104 per AON (the “Exercise Price”), to be paid in cash in immediately available funds, on the Option Shares Transfer Date, as consideration for the transfer of the respective Option Shares specified in the Exercise Notice.  After the Merger of Shares, the Exercise Price shall be R$2.0104 per common share issued by CorpCo.

1.4.1.  The Exercise Price shall be indexed to the variation of the CDI rate plus 1.5% (one and a half percent) per annum, calculated pro rata temporis, as from the Call Option Effective Date through the date of the effective payment of the Exercise Price for each exercise, whether partial or total, of the Call Option.

1.4.2.  For the purposes of this Agreement, “CDI” refers to the average daily rate on overnight interbank deposits, represented by Certificados de Depósito Interbancário, as calculated by the CETIP S.A. - Mercados Organizados.

1.5.                            Settlement in Cash.  If, in the event of exercise of the Call Option by PT SGPS, any of the Grantors of the Option and/or any of the Oi subsidiaries do not hold, in treasury, a sufficient number of Option Shares, free and clear of Encumbrances, to deliver to PT SGPS the Option Shares indicated in the Exercise Notice, PT Finance and/or PT Holding shall be obligated, together or individually, to settle their obligation by payment to PT SGPS, within the same period, of an amount in Brazilian currency corresponding to the difference between (i) the sale price of the Option Shares that should have been delivered to PT SGPS, in accordance with the trading price at the closing of the BM&FBovespa trading session on the Business Day immediately preceding the Exercise Date; and (ii) the respective Exercise Price corresponding to these shares (“Performance of the Option in Cash”).

1.5.1.  Payment by any of the Grantors of the Option to PT SGPS of the amount relating to the Settlement of the Option in Cash (“Payment of the Option in Cash”) shall occur on the Option Shares Transfer Date set forth in Clause 1.3 above.

1.6.                            Default.  Any failure by any of the Grantors of the Option to fulfill its obligations as set forth in this Clause shall require such defaulting Grantor, in addition to fulfillment of the obligation in default, to payment of a penalty for default corresponding to 2% (two percent) of the higher of (i) the market price of the Option Shares at the trading session on the last Business Day immediately preceding the Exercise Date; and (ii) the respective Exercise Price corresponding to such shares, plus interest on arrears corresponding to 12% (twelve percent) per annum, calculated pro rata temporis, and inflation indexing on the total of the amount accrued and unpaid, of the penalty and of the interest, calculated as of the date on which the obligation should have been fulfilled through the date of effective fulfillment.

1.7.                            Rights of the Option Shares.  The Option Shares shall have the same characteristics and terms and shall enjoy the same statutory rights and privileges attributed respectively to the AONs and APNs of Oi at the Call Option Effective Date, or, if the Exercise of the Call Option occurs after the Merger of Shares of Oi, to the shares of CorpCo.

1.8.                            Integration of the Shareholder Bases.  In the event of exercise of the Call Option, PT SGPS shall employ its best efforts to fulfill the objective of integrating the shareholder bases of PT SGPS and CorpCo, in the shortest possible period.

1.9.                            Limitation on the Purchase of Shares of Oi/CorpCo.  For so long as the Call Option is in effect, PT SGPS may only buy shares issued by Oi or CorpCo through its exercise pursuant  to the terms of this Agreement, and the purchase of shares issued by Oi or CorpCo by PT SGPS, directly or indirectly, by any other means is expressly prohibited.

1.10.                     Early Termination of the Call Option.  Oi may declare the Call Option terminated, in its sole and exclusive discretion, upon written notice sent to PT SGPS in accordance in accordance with Clause 5 below, and PT SGPS shall not be entitled to acquire any of the remaining Option Shares, in the following events:

(i)                                     if the Bylaws of PT SGPS are amended for the purpose of deleting or amending the provision therein that establishes that votes cast by a shareholder owning shares with voting rights, itself or through a representative, on its own behalf or as representative of another other shareholder, which exceed 10% (ten percent) of all of the votes corresponding to PT SGPS’s share capital, shall not be counted, except if required by law or by order of a competent governmental authority ;

(ii)                                  if PT SGPS begins to undertake, directly or indirectly, activities that compete with the activities undertaken by Oi or any of the entities it controls in the countries in which they operate, thus compromising the objectives of the combination of the activities and businesses of PT SGPS and Oi initially established by the Parties; or

(iii)                               if PT SGPS fails to comply with Clauses 1.9, 5.5, 5.5.1, 5.5.2 and 5.5.3.

1.11.                     Joint and Several Obligations.  Oi and CorpCo, the latter after the Merger of Shares, shall be jointly and severally liable with the Oi Controlled Entities for compliance with all their obligations as set forth in this Agreement.

CLAUSE 2

CONDITION PRECEDENT

2.1.                            Condition Precedent.  The Parties acknowledge that this Agreement is entered into subject to a condition precedent, under the terms of Article 125 et seq. of the Civil Code, and shall only come into effect on the date on which the exchange of common and preferred shares issued by Oi for securities issued by Rio Forte Investments, S.A becomes effective (the “Exchange”), as contracted by the Parties, on the date hereof, through the “Exchange Agreement, and Other Covenants.”  The date on which the Exchange becomes effective is referred to in this Agreement as the “Call Option Effective Date.”

CLAUSE 3

REPRESENTATIONS AND WARRANTIES

3.1.                            PT SGPS’ Representations and Warranties.  PT SGPS hereby represents and warrants to Oi, PT Finance, PT Holding and CorpCo that it has obtained all the necessary authorizations to execute this Agreement.

3.2.                            Oi’s Representations and Warranties.  Oi, PT Finance, PT Holding and CorpCo hereby represent and warrant to PT SGPS that they have obtained all the necessary approvals to execute this Agreement.

CLAUSE 4

TERMINATION

4.1.                            This Agreement shall automatically terminate if the condition precedent set forth in Clause 2 is not satisfied by March 31, 2015.

4.2.                            Without prejudice to the exercise of all legal measures to which they are entitled, if fulfillment of any obligation fails to occur due to an act or omission by one of the Parties, the innocent Party may at its discretion claim specific performance of the obligation left unfulfilled by the other Party.

4.3.                            If a judicial, arbitral or administrative order that hinders the performance of this Agreement is handed down, the Parties undertake to, in good faith, and at their respective expenses, take all measures to protect the Agreement and its performance in accordance with its terms, toward eliminating, in the shortest possible period, all the effects of such order.

4.3.1.  Once the effects of the judicial, arbitral or administrative order have been eliminated, the Parties shall fulfill in full their obligations as set forth in this Agreement, without suspension or alteration, in faithful observance of the periods set forth contractually.

4.4.  The provisions regarding conflict resolution set forth in Clause 6 shall survive termination of this Agreement.

CLAUSE 5

MISCELLANEOUS

5.1.                            Any communication, notice or subpoena relating to this Agreement, including notice of arbitration, shall be deemed delivered when received by the other Party (i) by registered mail, through a reputable courier company, at the time of effective receipt at the address(es)  indicated below, (ii) at the time delivered, if delivered by hand, or (iii) on the date of confirmation of receipt of transmission issued by a fax machine, when faxed, as applicable, to the addresses and telephone/fax numbers shown below (or any other address or telephone/fax number as may be indicated by a Party, in writing, to the other Parties):

To Oi and the Oi Controlled Entities:

Attention: Bayard De Paoli Gontijo

Address: Rua Humberto de Campos, n.º 425, 8º andar, Leblon, CEP 22430-190, Rio de Janeiro, RJ, Brasil

Telephone: +55 21 3131-2972

Fax: +55 21 3131-1155

Flavio Nicolay Guimarães

Address: Rua Humberto de Campos, n.º 425, 7º andar, Leblon, CEP 22430-190, Rio de Janeiro, RJ, Brasil

Telephone: +55 21 3131-2227

Fax: +55 21 3131-1383

With copy to:

Eurico de Jesus Teles Neto

Address: Rua Humberto de Campos, n.º 425, 8º andar, Leblon, CEP 22430-190, Rio de Janeiro, RJ, Brasil

Telephone: +55 21 3131-1207

Fax: +55 21 3131-1155

To PT SGPS:

Attention: Secretaria Geral

Avenida Fontes Pereira de Melo nº. 40, freguesia de São Jorge de Arroios, Concelho de Lisboa, Portugal

To Telemar Participações:

Attention: Sr. Fernando Magalhães Portella

Praia de Botafogo nº. 300, sala 1101, Botafogo, Rio de Janeiro, RJ, Brasil

5.1.1.                   Any Party may change the address to which notice shall be sent by written notice to the other contracting Parties in accordance with this Clause 5.1, it being however specified that for the purposes of this provision, the notice shall be deemed to have been received only upon acknowledgement of receipt by each of the other Parties.

5.2                               This Agreement and its annexes contain the entire agreement and understanding in respect of the object of this instrument among the contracting Parties, and specifically replace any prior understanding of the Parties regarding the subject of this agreement.

5.3                               The annexes to this Agreement constitute an integral and inseparable part of this Agreement, and the provisions thereof have the same force as the Clauses of this Agreement.

5.4                               This Agreement may only be amended, replaced, cancelled, renewed or extended and its terms may only be waived through a written instrument signed by all Parties or, in the case of a waiver, by the Party waiving the respective right.  No waiver, termination or discharge of this Agreement, or of any of its terms or provisions, shall be binding upon any of the contracting Parties unless confirmed in writing.  Any delay in exercising a right, power or privilege provided for in this Agreement shall not be deemed a waiver of such right, power or recourse; nor shall the total or partial waiver of any right, power, recourse or privilege preclude any other subsequent exercise of such right, recourse, power or privilege.

5.5                               This Agreement shall be binding upon and benefit the Parties and their respective permitted successors.  This Agreement may not be assigned by any Party without the prior written consent of the other Parties.

5.5.1.                   Without the prior and express consent of Oi, PT SGPS may not assign or in any way transfer, in whole or in part, directly or indirectly, the Call Option, and may not create or grant any rights arising from the Call Option or, further, grant guarantees based on the Call Option.

5.5.2.                   Notwithstanding the above, PT SGPS is hereby authorized to transfer the Call Option, one time, to any company in which PT SGPS holds a stake representing at least 99% of the voting and total share capital (a “PT SGPS Subsidiary”), provided, that (i) PT SGPS communicates the intention to transfer by written notice sent to Oi at least 5 days in advance, in accordance with Clause 5.1; and (ii) the PT SGPS Subsidiary adheres in full and without any qualifications to the terms and conditions of this Agreement and the Call Option.  In this circumstance, PT SGPS and the assignee shall remain jointly and severally liable for the obligations PT SGPS assumes in this Agreement.  Any subsequent transfer to another PT SGPS Subsidiary, even if it meets the requirements set forth in this Clause 5.5.2, shall require the prior and express consent of Oi, which shall not be unreasonably withheld.

5.5.3.                   PT SGPS may only grant or issue, directly or indirectly, derivatives backed by or referenced to shares issued by Oi or CorpCo if (i) it provides prior written notice to Oi detailing all the terms and conditions of the derivatives, in accordance with Clause 5.1; and (ii) it immediately utilizes all of the financial proceeds arising, directly or indirectly, from such transactions to acquire Option Shares, under the exact terms agreed to herein.

5.6                               If any term or provision of this Agreement is declared void, invalid or ineffective, the Parties shall negotiate in good faith to replace the invalidated provisions with others that reflect, to the extent possible, their initial intentions.

5.7                               The Parties shall bear their respective direct and indirect expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the matters set forth herein.

5.7.1                      Notwithstanding the other provisions in this Agreement, all taxes incident to the transactions contemplated by this Agreement and any capital gain (collectively, the “Taxes”), shall be the responsibility of the Party to which the obligation is imposed by law, and such Party shall present any and all the returns and other documents relating to the Taxes for which it is responsible.

5.8                               The Parties acknowledge and agree that all the terms and conditions established in this Agreement shall be subject to specific performance, as provided for in the Brazilian Code of Civil Procedure.

5.9                               The Parties further acknowledge that this Agreement constitutes an extrajudicial enforcement instrument (título executivo extrajudicial), under the terms of article 585, II, of the Brazilian Code of Civil Procedure.

5.10                        This Agreement as signed is irrevocable and irreversible, and constitutes legal, valid and binding obligations, which shall be binding upon and benefit, the contracting Parties and their respective successors.

5.11                        The Parties undertake to respect the confidentiality of the information contained in this Agreement and in its annexes that qualifies as confidential information, and shall disclose the terms pertaining to the transactions that are the object of this Agreement and its annexes strictly to the extent necessary to fulfill legal or regulatory requirements to which the Parties are subject.  The terms of any notice of a material fact, notice to the market or press release to be disclosed by the Parties and/or their controlled companies regarding the execution of this Agreement shall be submitted to the others in advance by each Party.

5.12                        This Agreement shall be governed by and interpreted in accordance with the laws of the Federative Republic of Brazil.

CLAUSE 6

CONFLICT RESOLUTION

6.1                               The Parties shall make an effort to resolve amicably and by consensus any controversy of any nature related directly or indirectly to this Agreement involving any of the Parties (“Conflict”).

6.2                               If, after discussing for a period of 10 (ten) Business Days, the Parties fail to reach an amicable solution and consensus in relation to the Conflict, then such Conflict shall be settled by arbitration, to be conducted before and administered by the Câmara de Arbitragem da Câmara de Comércio Brasil-Canadá (the “Chamber”).

6.3                               The arbitration shall be conducted in accordance with the Chamber’s procedural standards in effect at the time of the arbitration.

6.4                               The arbitration shall be administered by an arbitral tribunal consisting of three arbitrators, it being specified that the chair of the tribunal shall be registered with the Ordem dos Advogados do Brasil (the “Arbitral Tribunal”).

6.4.1                      Each Party Involved will appoint one arbitrator.  If there is more than one claimant, the claimants shall appoint a single arbitrator by mutual agreement; similarly, if there is more than one respondent, the respondents shall appoint a single arbitrator by mutual agreement.  The third arbitrator, who will preside over the Arbitral Tribunal, will be selected by mutual agreement of the arbitrators appointed by the Parties Involved.

6.4.2                      Any omission, refusal, dispute, doubt and disagreement with respect to the appointment of the arbitrators by the Parties Involved or to the choice of the third arbitrator shall be settled by the Chamber.

6.4.3                      The procedures provided for in this Clause shall also apply when replacing an arbitrator.

6.5                               The arbitration shall take place in the City of Rio de Janeiro, in the State of Rio de Janeiro, and the Arbitral Tribunal may, with cause, decide to carry out certain specific actions in different locations.

6.5.1                      The arbitration shall be conducted in Portuguese.

6.5.2                      The arbitration shall follow the rules of law (de direito), applying the rules and principles of the legal system of the Federative Republic of Brazil.

6.5.3                      The arbitration shall have a term of 6 (six) months, which period may be extended for cause by the Arbitral Tribunal.

6.5.4                      The arbitration will be confidential.

6.6                               The Arbitral Tribunal shall allocate between the Parties, in accordance with criteria of succumbency (sucumbência), reasonability and proportionality, the payment and reimbursement of (i) any fees and other amounts due, paid or reimbursed to the Chamber, (ii) any fees and other amounts due, paid or reimbursed to the arbitrators, (iii) any fees and other amounts due, paid or reimbursed to the experts, translators, interpreters, stenographers and any other assistants as may have been appointed by the Arbitral Tribunal, (iv) any fees and expenses of the lawyers hired by the parties, to be reasonably established by the Arbitral Tribunal based on the receipts presented by the parties;  (v) any reasonable travel expenses and fees of assistants or technical witnesses; and (vi) any damages for litigation in bad faith.  The Arbitral Tribunal shall not condemn any of the Parties Involved to pay or reimburse contractual fees based on the success of the demand (ad exitum).

6.7                               Arbitral awards shall be final and binding, neither requiring judicial ratification nor admitting any appeal, except for requests for correction (pedidos de correção) and requests for clarification to the Arbitral Tribunal as provided for under art. 30 of Law nº 9.307/96 and any annulment action based on art. 32 of Law nº 9.307/96.

6.8                               Before the Arbitral Tribunal is seated, any of the Parties Involved may petition the Courts for preliminary injunctions and advance relief, although any such petition shall not affect the existence, validity and efficacy of this arbitration clause, nor represent a waiver of the obligation to submit the Conflict to arbitration.  After the Arbitral Tribunal is seated, any petitions for preliminary injunctions or advance relief shall be directed to the Arbitral Tribunal.

6.9                               For the purposes of (i) preliminary injunctions and advance relief before the Arbitral Tribunal is seated, (ii) enforcement of the decisions of the Arbitral Tribunal, including the final award and any partial award, (iii) any annulment action based on art. 32 of Law nº 9.307/96, and (iv) any Conflicts which, under Brazilian law cannot be settled through arbitration, the Forum of the Judicial District of Central Rio de Janeiro is elected as the sole jurisdiction, waiving all others, however special or privileged they may be.

IN WITNESS WHEREOF, the Parties cause 5 (five) originals of this Agreement, of equal substance and form, to be signed before 2 (two) witnesses.

Rio de Janeiro, September 8, 2014.

(Signature pages to follow)

CALL OPTION AGREEMENT, AND OTHER COVENANTS ENTERED INTO AMONG PORTUGAL TELECOM INTERNATIONAL FINANCE B.V., PT PORTUGAL SGPS, S.A., PORTUGAL TELECOM, SGPS, S.A., OI S.A. AND TELEMAR PARTICIPAÇÕES S.A., ON SEPTEMBER 8, 2014.

SIGNATURE PAGE 1/7

PORTUGAL TELECOM INTERNATIONAL FINANCE B.V.

Name:
Title:

CALL OPTION AGREEMENT, AND OTHER COVENANTS ENTERED INTO AMONG PORTUGAL TELECOM INTERNATIONAL FINANCE B.V., PT PORTUGAL SGPS, S.A., PORTUGAL TELECOM, SGPS, S.A., OI S.A. AND TELEMAR PARTICIPAÇÕES S.A., ON SEPTEMBER 8, 2014.

SIGNATURE PAGE 2/7

PORTUGAL TELECOM INTERNATIONAL FINANCE B.V.

Name:
Title:

CALL OPTION AGREEMENT, AND OTHER COVENANTS ENTERED INTO AMONG PORTUGAL TELECOM INTERNATIONAL FINANCE B.V., PT PORTUGAL SGPS, S.A., PORTUGAL TELECOM, SGPS, S.A., OI S.A. AND TELEMAR PARTICIPAÇÕES S.A., ON SEPTEMBER 8, 2014.

SIGNATURE PAGE 3/7

PORTUGAL SGPS, S.A.

Name:
Title:

CALL OPTION AGREEMENT, AND OTHER COVENANTS ENTERED INTO AMONG PORTUGAL TELECOM INTERNATIONAL FINANCE B.V., PT PORTUGAL SGPS, S.A., PORTUGAL TELECOM, SGPS, S.A., OI S.A. AND TELEMAR PARTICIPAÇÕES S.A., ON SEPTEMBER 8, 2014.

SIGNATURE PAGE 4/7

PORTUGAL TELECOM SGPS S.A.

Name:	Name:
Title:	Title:

CALL OPTION AGREEMENT, AND OTHER COVENANTS ENTERED INTO AMONG PORTUGAL TELECOM INTERNATIONAL FINANCE B.V., PT PORTUGAL SGPS, S.A., PORTUGAL TELECOM, SGPS, S.A., OI S.A. AND TELEMAR PARTICIPAÇÕES S.A., ON SEPTEMBER 8, 2014.

SIGNATURE PAGE 5/7

OI S.A.

Name:	Name:
Title:	Title:

CALL OPTION AGREEMENT, AND OTHER COVENANTS ENTERED INTO AMONG PORTUGAL TELECOM INTERNATIONAL FINANCE B.V., PT PORTUGAL SGPS, S.A., PORTUGAL TELECOM, SGPS, S.A., OI S.A. AND TELEMAR PARTICIPAÇÕES S.A., ON SEPTEMBER 8, 2014.

SIGNATURE PAGE 6/7

TELEMAR PARTICIPAÇÕES S.A.

Name:	Name:
Title:	Title:

CALL OPTION AGREEMENT, AND OTHER COVENANTS ENTERED INTO AMONG PORTUGAL TELECOM INTERNATIONAL FINANCE B.V., PT PORTUGAL SGPS, S.A., PORTUGAL TELECOM, SGPS, S.A., OI S.A. AND TELEMAR PARTICIPAÇÕES S.A., ON SEPTEMBER 8, 2014.

SIGNATURE PAGE 7/7

Witnesses:

Name:	Name:
CPF:	CPF:

Annex 1.1.1

Company Holding the Shares	Common Shares AON	Preferred Shares APN
PT Finance	368,585,349	737,170,698
PT Holding	105,763,371	211,526,742

Attachment 3 to the Management Proposal of Oi S.A. to the Extraordinary General Meeting convened for March 26, 2015

(Information in accordance with Art. 8 of CVM Instruction 481/09)

I — name and identification of the interested related party;

Portugal Telecom SGPS, S.A., Portuguese law public company, headquartered at Avenida Fontes Pereira de Melo, No. 40, freguesia de São Jorge de Arroios, concelho de Lisboa, legal entity No. 503215058 (“PT SGPS”).

II — nature of the relationship of the interested related party with the company;

PT SGPS is a material Shareholder and a signatory of the Shareholders’ Agreement of Telemar Participações S.A. - which in turn is the controlling shareholder of the Company and elected the majority of the Company’s board of directors.

III — number of shares and other securities issued by the company which are owned by the interested related party, directly or indirectly;

Prior to the implementation of the Exchange, PT SGPS holds, directly and indirectly 104.580.393 common shares and 172.025.273 preferred shares issued by the Company.

IV — eventual existing balances, payable and receivable, between the parties involved;

The terms and conditions of the Exchange and the Option were approved by the Board of Directors of PT SGPS on 07/28/2014 and by the Board of Directors of Oi on 09/08/2014, having also been approved at a shareholders’ meeting of PT SGPS held on 09/08/2014. On the same day, the parties executed the definitive agreements governing the Exchange and the Option. Under these agreements the performance of the Exchange and the granting of the Option were conditioned on the approval by the Brazilian Securities Commission - CVM.

On March 6, 2015, the Company received an Official Letter from the CVM communicating the decision to grant the waivers necessary for the completion of the Exchange and grant of the Option, subject to (i) the approval of the relevant agreements by the general meeting of shareholders of Oi S.A.; and (ii) the granting of voting rights to preferred shareholders in the general meeting of shareholders. The Extract of the Minutes of the Meeting of the Board that decided on this subject was made available on the same date on the CVM website and also highlights the need for observation of §1 of the Article 115 of Law 6,404 / 76, particularly as these transactions are transactions with a related party.

For this reason, the Exchange and the Option are may only be implemented if they are approved by the Company’s shareholders’ general meeting called for March 26, 2015. Once approved, the Exchange should be implemented and the Option should be granted within three business days.

V — detailed description of the nature and extent of the interest concerned.;

The Exchange and the Option were agreed between the Company and PT SGPS in order to seek remedy, extrajudicially and expeditiously, the situation in which the Company and its shareholders became involved due to the investments made in commercial paper issued by Rio Forte Investments, S.A. (the “Securities”) by PT Portugal, SGPS, S.A. and Portugal Telecom International Finance B.V., companies that were controlled by PT SGPS and that were contributed to the Company in its capital increase.

Agreements for the Exchange and for the Option were negotiated - in the context described in the Management Proposal - with the character of a transaction, in the legal sense, between Oi and PT SGPS, in which each party took opposite sides in the negotiation, seeking to defend their own and their shareholders’ interests.

VI — recommendation of the administration about the proposal, highlighting the advantages and disadvantages of the operation for the company; and

The Company’s management recommends the approval of the Exchange and the Option by the Company’s shareholders, given that such approval is a condition set out under the CVM’s authorization in order to implement the Exchange and grant Option.

As set out in the Management Proposal concerning the General Meeting, the Company’s management considers the Exchange and Option the solution that best and most swiftly meets the interests of the Company and its shareholders, in comparison to the uncertainties and risks involved in possible litigation, especially in terms of time and costs, despite the Oi’s solid legal position.  In addition, in the event of litigation, while being involved in judicial proceedings against PT SGPS, the Company would also be obligated to manage collections related to the Securities, which are, and until the possible implementation of the Exchange, would be, its property, which will impose new costs and demand management’s time.

On the other hand, the Exchange and Option transactions will, among other advantages:  (i) permit the Company to dispose of the Securities, (ii) permit the possibility of the Company’s recovering cash through the future sale of swapped shares, and (iii) allow for the elimination of the dilutive effect caused by the contribution of the Securities in the capital increase given that, once the Exchange is completed, the voting and economic interest in the Company of the Company’s shareholders will increase proportionally with the number of the shares exchanged.

As a result, the Company believes that, within the context of the transaction, the benefits obtained by Oi greatly outweigh the burden imposed by granting the Option to purchase shares. Thus, management finds it crucial for the Exchange and Option to be approved, allowing a definitive solution to the disagreements and risks arising from the investments in Rio Forte.

VII — if the matter submitted to the meeting for approval is a contract subject to art. 245 of Law 6,404, from 1976:

a)             detailed statement, prepared by the directors, that the contract observes commutative conditions, or provides for proper payment; and

b)             analysis of the terms and conditions of the contract in light of the terms and conditions prevailing in the market.

The negotiation of the terms and conditions of the Exchange and the Option, including with respect to the value to be considered for the Securities and the exercise price of the Option, occurred strictly independently between Oi and PT SGPS, without any interference from PT SGPS or its representatives, whether in the analysis of the event that occurred in the evaluation of alternatives, strategies and solutions to the issue, or in decision-making on possible solutions that presented themselves to the case, and each of the companies was advised by its own lawyers and advisers. In addition, members of the Board of Directors appointed by PT SGPS did not attend the meeting of the Board of Directors in which the transactions were examined or approved.

Accordingly, the Option exercise price was also the result of an independent negotiation between the Company and PT SGPS, in view of the imminent dispute that could arise between them, each defending their best interests.

This does not mean that the price has been fixed by the parties independently of the market value of the Company’s shares. The parties have used as a parameter the volume weighted average price (VWAP) of the preferred shares of the Company during the 15 days prior 06/30/2014, the date of the disclosure by PT SGPS of the release that gave notice of the investments in the Securities . The same rationale was used to calculate the number of shares that the Company will receive in the Exchange.

In addition, it should be noted that the option was granted considering an exercise price higher than the quotation of the Company’s shares upon signature and is adjusted by a rate CDI + 1.5%.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.